UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                          (Amendment No. _____)*

                       Wanderlust Interactive, Inc.
                       ----------------------------
                             (Name of Issuer)

                       Common Stock, $.01 par value
                       ----------------------------
                       (Title of Class of Securities

                                933694 10 1
                       ----------------------------
                              (CUSIP Number)

                             Richard S. Kalin
     Kalin & Banner, 757 Third Avenue, New York, New York 10017
                              (212) 888-9010
                       -----------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             February 4, 1997
                       ----------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person had previously filed a statement 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 13d-1(b)(3) or (4), check
the following box [    ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
Page 1 of 29; Exhibit Index is on page 6

                           SCHEDULE 13D

CUSIP No.   933694 10 1                  Page 2 of 29 pages

1.   Name of reporting person.
     S.S. or I.R.S. Identification No. of Above Person

         Jay Smith III

2.   Check the appropriate box if a member of a group*.

         (a)  [    ]
         (b)  [    ]

3.   SEC use only.




4.   Source of funds:    PF (personal shares).

5.   Check box if disclosure of legal proceedings if required
     pursuant to items 2(d) or 2(e).   [   ]

6.   Citizenship or place of organization:   USA

Number of shares beneficially owned by each reporting person with:

7.   Sole voting power:  0

8.   Shared voting power:  732,462

9.   Sole dispositive power:  0

10.  Shared dispositive power:  732,462

11.  Aggregate amount beneficially owned by each reporting
     person:  732,462

12.  Check box if the aggregate amount in row (11) excludes
     certain shares*.   [    ]

13.  Percentage of class represented by amount in row (11):  16%

14.  Type of reporting person*:   IN

*SEE INSTRUCTIONS BEFORE FILING OUT!  INCLUDE BOTH SIDES OF THE
COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
SCHEDULE, AND THE SIGNATURE ATTESTATION.





Item 1. Security and Issuer.

          Common Stock, $.01 par value, of Wanderlust
Interactive, Inc. (the "Company"). The Company's principal executive offices are located at 462 Broadway, New York, New York
10013.

Item 2. Identity and Background.

          (a) Name: Jay Smith III and Susan Smith, trustees of the Jay and Susan Smith Living Trust, of which Jay Smith is the beneficial owner.

          (b) Residence or business address: 5301 Beethoven
Street, Los Angeles, CA 90066.

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Mr. Smith is President of Western Technologies, Inc. ("Western"), a wholly-owned subsidiary of the Comapny. Western develops, manufactures and distributes video games and interactive toys.

           (d) Whether or not during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similiar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case.: None.

           (e) Whether or not during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: Not applicable.

           (f) Citizenship:  USA.

Item 3.  Source and Amount of Funds or Other Consideration:

      Mr. Smith exchanged his ownership of all of the outstanding shares of Common Stock of Western for his shares of stock in the Company.

Item 4.  Purpose of Transaction:

      The purpose of the transaction was so that Western would become a wholly-owned subsidiary of the Company; the Company anticipates that Mr. Smith will be nominated to the Company's
Board of Directors at its next annual meeting.
Page 3
Item 5.  Interest in Securities of the Issuer:

         (a)  Aggregate number owned by reporting person:
732,462 Shares, or 16%.

         (b)  Sole power to vote:  0 Shares
              Shared power to vote:  732,462 Shares
              Sole power to dispose:  0  Shares
              Shared power to dispose:  732,462 Shares

         (c) None.

         (d) Susan Smith, Mr. Smith's wife, is a co-trustee and beneficiary of the trust in which the shares are held.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          None.

Item 7.   Material to be Filed as Exhibits.

        Copy of the Acquisition Agreement among the Company, Mr.
Smith and Western.

Page 4
Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 12, 1997                   s/ Jay Smith III
                                             Jay Smith III

                                   Exhibit Index


1.  Acquisition Agreement among Wanderlust Interactive, Inc., Jay
Smith III d/b/a Smith Engineering and Western Technologies, Inc.
















































Page 6

                           ACQUISITION AGREEMENT

          This ACQUISITION AGREEMENT, dated as of December 30, 1996, by and among WANDERLUST INTERACTIVE, INC., a Delaware corporation whose principal place of business is 462 Broadway, New York, NY 10013 ("Wanderlust"), JAY SMITH III, an individual whose principal place of business is 5301 Beethoven Street, Los Angeles, CA 90066, including Smith d/b/a Smith Engineering, a sole proprietorship) ("Smith") and Western Technologies, Inc., a California corporation whose principal place of business is 5301 Beethoven Street, Los Angeles, CA 90066 ("Western" or "Acquired Entity").

          WHEREAS, Smith is the owner of all of the outstanding shares of stock of Western; and

          WHEREAS Smith desires to sell to Wanderlust and Wanderlust desires to acquire from Smith: (i) all of the outstanding shares of stock of Western (the "Western Stock") and
(ii) all of the assets of Smith Engineering (other than those exclusively assigned to Western pursuant to the License Agreement, defined below and those excluded pursuant to Schedule 2.13A hereof (the "Smith Assets;" the Western Stock and the Smith Assets are collectively referred to herein as the "Acquired Stock");

          NOW THEREFORE in consideration of the promises and mutual agreements herein contained, the parties agree as follows:

          1.   Purchase and Sale of Acquired Stock; Price;
Delivery; Closing.

               1.1  Purchase and Sale of the Acquired Stock.
On the Closing Date (as defined in Paragraph 1.4 below), Smith shall sell the Acquired Stock and Wanderlust shall purchase the Acquired Stock for the Purchase Price set forth in Paragraph 1.2.

               1.2  Purchase Price and Payment for the Acquired
Stock. Wanderlust shall pay Smith the Purchase Price as follows:

               (a)  Guaranteed Purchase Price.  At the Closing,
Wanderlust shall issue Smith 800,000 shares of Common Stock of Wanderlust (the "Guaranteed Shares");

               (b) Contingent Purchase Price. Wanderlust shall issue Smith additional shares of Common Stock of Wanderlust if any or all of the conditions set forth in Schedule 1.2(b) attached hereto and made a part hereof are met. The aggregate issuance of such additional shares shall not exceed 600,000 shares.

               1.3 Transfer Stamps. All transfer stamps and/or documentary stamps shall be affixed to the Acquired Stock with the cost of such stamps, if any, borne by Smith.

               1.4  Closing.  The closing of the sale and
purchase of the Acquired Stock (the "Closing") shall take place at the offices of Clark & Trevithick, at 9:00 am P.S.T., on January 28, 1997 or at such other time, place or date as the parties hereto may agree (the "Closing Date").

               1.5 Transfer of Acquired Stock and Payment of Purchase Price at Closing. At the Closing, subject to the terms of this Agreement, the following transactions shall occur, and each such transaction shall be deemed to occur simultaneously with the other transactions:

               (a) Acquired Stock Certificates. Smith shall deliver certificates to Wanderlust representing the Western
Stock, duly endorsed in blank, with any required stock transfer and other documentary stamps affixed;

               (b)  Bills of Sale.  Smith shall deliver
Assignments and Bills of Sale necessary to convey the Smith
Assets to Wanderlust, in form and substance satisfactory to Wanderlust.

               (c)  Delivery of Guaranteed Shares to Smith.
Wanderlust shall deliver or instruct Wanderlust's transfer agent to deliver to Smith certificates representing 800,000 shares of Common Stock of Wanderlust, registered in the name of Smith or as otherwise directed by Smith.

               (d) Opinions of Counsel. Smith shall cause to be delivered to Wanderlust the opinion of Clark & Trevithick, counsel to Smith and Western, in accordance with the provisions of Section 9.1 hereof;

               (e) Employment Agreement. Smith shall execute and deliver to Wanderlust an employment agreement between Western and Smith (the "Smith Employment Agreement"), in the form attached hereto as Exhibit 1.5(e);

               (f)  License Agreement.   Smith shall have entered
into a license agreement for the benefit of Western in the form attached hereto as Exhibit 1.5(f).

          2. Representations, Warranties and Covenants of Smith and the Acquired Entity. Smith and the Acquired Entity each hereby represent, warrant and covenant to Wanderlust as follows:

               2.1  Organization and Standing; Articles and
Bylaws. The Acquired Entity is a corporation duly organized and validly existing under the laws of its state of incorporation and is in good standing under such laws. The Acquired Entity has the requisite corporate power to own and operate its properties and assets, and to carry on its business as presently conducted and as proposed to be conducted. The Acquired Entity is qualified or licensed as a foreign corporation in all jurisdictions where the nature of its activities or of its properties owned or leased makes such qualification or licensing necessary at this time.
The Acquired Entity has furnished Wanderlust with copies of its Articles of Incorporation and Bylaws. Said copies are true, correct and complete and contain all amendments through the date of this Agreement.

               2.2 Corporate Power. The Acquired Entity and/or Smith has, and will have at the Closing, all requisite legal and corporate power to enter into this Agreement, to sell the Acquired Stock sold by Smith hereunder, and to carry out and perform its or his obligations under the terms of this Agreement.

               2.3 Subsidiaries. The Acquired Entity has no subsidiaries except as set forth on Schedule 2.3 attached hereto. The Acquired Entity does not own, directly or indirectly, shares of stock or other interests in any other corporation, association, joint venture, or business organization except set forth on Schedule 2.3 attached hereto.

               2.4 Capitalization. The Acquired Entity has the authorized number of shares of Common Stock as set forth on
Schedule 2.4. All of the issued and outstanding shares of the Acquired Entity have been duly authorized and validly issued, and are fully paid and non-assessable and were issued in compliance with all applicable state and federal laws concerning the issuance of securities. There are no outstanding options or other commitments to issue shares of the Acquired Entity except as set forth on Schedule 2.4 attached hereto, which options or other commitments have been cancelled or exercised in accordance with the agreements attached hereto as Schedule 2.4.

               2.5  Authorization.

               (a)  All corporate action on the part of the
Acquired Entity, its officers, directors and stockholders necessary for the performance by the Acquired Entity of its obligations hereunder, has been taken prior to the execution of this Agreement. This Agreement is a legal, valid, and binding obligation of Smith and the Acquired Entity, enforceable against them in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws of general application affecting enforcement of creditor's rights, and affecting the availability of equitable remedies.

               (b)  The Acquired Stock sold by Smith under this
Agreement, when sold to Wanderlust in compliance with the provisions of this Agreement, will be validly issued, fully-paid and nonassessable, and will be free of any liens or encumbrances.

               (c) No shareholder of the Acquired Entity has any right of first refusal or any preemptive rights in connection with the issuance of the Acquired Stock.

               2.6 Financial Statements. Each of the Acquired Entity's and Smith's financial statements for the presented periods (collectively the "Financial Statements") are attached hereto as Schedule 2.6, are true and correct, have been prepared in accordance with generally accepted accounting principles consistently applied (except as disclosed therein), and fairly present the financial condition of Smith or the Acquired Entity and results of the operations of Smith or the Acquired Entity as of the date thereof.

               2.7 Changes in Financial Condition. Except as set forth in Schedule 2.7 attached hereto, since September 30, 1996: (a) neither Smith nor the Acquired Entity has entered into any transaction, including, but not limited to, incurring any obligation, granting or releasing any lien, transferring or otherwise disposing of any assets, compromise any debt, release any rights of value, granted any concessions, which was not in the ordinary course of business; (b) there has been no material adverse change in the condition (financial or otherwise), business, property, assets, or liabilities of Smith, or the Acquired Entity; (c) there has been no damage to, destruction of, or loss of physical property (whether or not covered by insurance) materially adversely affecting the business or operations of Smith or the Acquired Entity; (d) the Acquired Entity has not declared or paid any dividend or made any distribution on its shares; (e) the Acquired Entity has not materially increased the compensation of any employee, or the rate of pay of employees as a group; (f) neither Smith nor the Acquired Entity has received notice that there has been a loss of any major customer of Smith or the Acquired Entity, nor any material order cancellation; (g) there has been no resignation or termination of employment of any senior or key officer or employee of the Acquired Entity, and neither Smith nor the Acquired Entity (including, without limitation, the members of Western's board of directors and its executive officers as of the date of this Agreement) knows of an impending resignation or termination of employment of any officer or employee of the Acquired Entity or Smith that if consummated could have a materially adverse effect on the business of the Acquired Entity or Smith; (h) there has been no labor dispute involving Smith or the Acquired Entity or its employees and none is pending or, to the best knowledge of Smith or the Acquired Entity (including, without limitation, the members of Western's board of directors and its executive officer as of the date of this Agreement), threatened; (i) neither Smith nor any of the officers or employees of the Acquired Entity have lent Smith or the Acquired Entity any funds; and (j) to the best of their knowledge, there has been no other event or condition of any character pertaining to and materially adversely affecting the assets or business of the Acquired Entity or Smith.

               2.8 Material Contracts and Commitments. Except as set forth on Schedule 2.8, all of the material contracts, commitments, agreements and instruments to which Smith or the Acquired Entity is a party are legal, valid, binding, and in full force and effect in all material respects and enforceable by Smith or the Acquired Entity in accordance with their terms, except as limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws of general application affecting enforcement of creditor's rights, and except as limited by application of legal principles affecting the availability of equitable remedies. Neither Smith nor the Acquired Entity is in default under any of such contracts.

              2.9  Compliance with Other Instruments, etc.
The Acquired Entity is not in violation of any term of its Articles of Incorporation or Bylaws, or neither the Acquired Entity nor Smith is in violation in any respect of any mortgage, indenture, contract, agreement, instrument, or any judgement, decree, order, statute, rule, or regulation applicable to it or him. The execution, delivery, and performance by Smith of this Agreement, and the issuance and sale of the Acquired Stock, pursuant hereto, will not result in any such violation or be in conflict with or constitute a default under any such term, or cause the acceleration or maturity of any loan or material obligation to which the Acquired Entity or Smith is a party or by which Smith or the Acquired Entity is bound or with respect to which Smith or the Acquired Entity is an obligor or guarantor, or result in the creation or imposition or any material lien, claim, charge, restriction, equity, or encumbrance of any kind whatsoever upon, or give to any other person any interest or right (including any right of termination or cancellation) in or with respect to any of the properties, assets, business, or agreements of the Acquired Entity. No such term or condition materially adversely affects or in the future (so far as can reasonably be foreseen by Smith or the Acquired Entity, including, without limitation, the members of its board of directors and its executive officers, as of the date of this Agreement) may materially adversely affect the business, property, prospects, condition, affairs, or operations of Smith or the Acquired Entity.

               2.10 Litigation, etc.  Except as set forth on
Schedule 2.10, there are no actions, proceedings or investigations pending or threatened against either Smith or the Acquired Entity in any way relating to the Acquired Entity or Smith, to the best of the knowledge of Smith and the Acquired Entity (including, without limitation, the members of the board of directors of the Acquired Entity and its executive officers as of the date of this Agreement), any basis therefor or threat thereof, which, either individually or in the aggregate, could result in any adverse change in the business, prospects, conditions, affairs, or operations of the Acquired Entity or Smith or in any of its or his properties or assets, or in any impairment of the right or ability of the Acquired Entity, or Smith to carry on its or his business as proposed to be conducted, or in any material liability on the part of the Acquired Entity or Smith, or which could affect the validity of this Agreement or any action taken or to be taken in connection herewith.

               2.11 Governmental Consent, etc. Except as set forth on Schedule 2.11, no consent, approval or authorization of, or designation, declaration or filing with, any governmental unit or any other entity is required on the part of Smith or the Acquired Entity in connection with the valid execution and delivery of this Agreement, or the offer, sale, or issuance of the Acquired Stock pursuant hereto or by this Agreement or necessary or appropriate for consummation of transactions contemplated.

               2.12 Offering. The offer, sale and issuance of the Acquired Stock in conformity with the terms of this Agreement will not violate the Securities Act of 1933 or the securities laws or "Blue Sky" laws of California.

               2.13 List of Properties and Assets. Schedule 2.13 attached hereto is a complete and correct list setting forth the following information:

               (i)  all real property owned of record or
beneficially by the Acquired Entity and all leases of real property to which the Acquired Entity is a party, with a brief description of the property and any buildings or structures located thereon and, in the case of each lease, the rental terms (including rents, termination dates and renewal conditions);

               (ii) all licenses, leases and other rights to personal property to which the Acquired Entity or Smith (including Smith d/b/a as Smith Engineering) is a party, with a brief description of the property which each such license, lease or other right relates and the rental or other applicable usage terms (including rents, termination dates and renewal conditions), other than leases with respect to office equipment, fixtures and other incidental personal property none of which involves payments in excess of $5,000 per annum and all of which in the aggregate do not involve payments in excess of $25,000 per annum;

               (iii) all personal property owned of record or beneficially by the Acquired Entity or Smith (including Smith d/b/a as Smith Engineering) other than office equipment, fixtures and other incidental personal property having an aggregate value not in excess of $50,000. Schedule 2.13A sets forth certain assets of Smith which will not be transferred;

               (iv)(A) all patents, trademarks and trade names, trademark and trade name registrations, servicemark, brandmark and brand name registrations, copyrights and copyright registrations, unexpired as of the date hereof, all applications pending on said date for patents, for trademark or trade name registrations, for servicemark, brandmark or brand name registrations or for copyright registrations, and all other proprietary or trade rights, used and/or owned in whole or in part as noted thereon on said date by the Acquired Entity or Smith (including Smith d/b/a Smith Engineering), and (B) all licenses granted by or to the Acquired Entity or Smith (including Smith d/b/a Smith Engineering) and all other agreements to which the Acquired Entity or Smith (including Smith d/b/a Smith Engineering) is a party which relate in whole or in part to any items of the categories mentioned in (A) next above or to other proprietary rights, whether owned by the Acquired Entity or Smith (including Smith d/b/a Smith Engineering) or otherwise;

               (v) all policies of insurance in force (with a notation as to the status of premiums paid or payable thereon) insuring the properties, buildings, machinery, equipment, fixtures or other assets of the Acquired Entity or Smith (including Smith d/b/a Smith Engineering);

               (vi)  all contracts, understandings and
commitments (including, without limitation, mortgages, leases, indentures and loan agreements) to which the Acquired Entity or Smith (including Smith d/b/a Smith Engineering) is a party, or to which they or any of their assets or properties is subject, except contracts or commitments involving the payment by or to the Acquired Entity or Smith (including Smith d/b/a Smith Engineering) of less than $10,000 with respect to any one contract or commitment or $50,000 with respect to any related group of contracts or commitments;

               (vii) all oral and written collective bargaining agreements, employment and consulting agreements, executive compensation plans, bonus plans or other incentive compensation plans, deferred compensation agreements, employee pension plans or retirement plans, severance pay arrangements, employee profit sharing plans, employee stock purchase and stock option plans, group life insurance, hospitalization insurance or other plans or arrangements providing for benefits for employees of the Acquired Entity or Smith (including Smith d/b/a Smith Engineering) (indicating, with respect to each of the persons named pursuant to Section 2.21 below, the amount received in the fiscal year ended June 30, 1996 under each such agreement, plan or arrangement);

               (viii) the name of each bank or other financial institution from which loans, lines of credit or other credit commitments to the Acquired Entity or Smith (including Smith d/b/a Smith Engineering) are outstanding, the amount of each such loan or commitment and the principal terms thereof;

              (ix) all arrangements respecting loans to, or guarantees of loans to, employees of the Acquired Entity or Smith (including Smith d/b/a Smith Engineering) made by or to the Acquired Entity or Smith (including Smith d/b/a Smith Engineering).
          True and complete copies of all documents and true and complete written summaries of all oral agreements referred to in such list have been delivered to Wanderlust and its counsel.

               2.14 Books and Records. The books and records of the Acquired Entity and Smith (including Smith d/b/a Smith Engineering) are in all respects complete and correct, have been maintained in accordance with good business practices and accurately reflect the basis for the financial condition and results of operations of the Acquired Entity and Smith (including Smith d/b/a Smith Engineering) set forth in the Financial Statements referred to in Section 2.6 hereof.

               2.15 Patents, Trademarks, etc. To the best knowledge of the Acquired Entity and Smith (including Smith d/b/a Smith Engineering) after due inquiry, the Acquired Entity owns, or is licensed to use, all patents, trade names, trademarks, copyrights, technology, know-how and processes now used by it in connection with its business, including those heretofore owned by Smith (including Smith d/b/a/ Smith Engineering). The Acquired Entity has protected by way of service mark or trade name or application or registration therefor, trademark, trademark registration or application, copyright, copyright registration or application, patent, patent application or registration or otherwise, to the fullest extent permitted by law, the names or designs set forth in Schedule 2.13 hereto and no other service marks or trade names or applications or registrations therefor, trademarks, trademark registrations or applications, patents or patent applications or registrations are necessary for the conduct of the business of the Acquired Entity or Smith (including Smith d/b/a Smith Engineering) as now conducted. All service marks and trade names and application and registrations therefor, trademarks, trademark registrations and applications, copyrights, copyright registrations and applications, patents and patent registrations and applications listed in Schedule 2.13 are in good standing, are valid and enforceable, are free from any security interest, lien or encumbrance, or any default on the part of the Acquired Entity or Smith (including Smith d/b/a Smith Engineering) and, except as disclosed in Schedule 2.15 hereto, have not been and are not now challenged in any way or involved in any pending or threatened infringement proceeding. Neither the Acquired Entity nor Smith (including Smith d/b/a Smith Engineering) is a licensor in respect of any service mark or trade name or registration or application therefor, trademark, trademark registration or application, copyright, copyright registration or application, patent or patent registration or application. To the best knowledge of the Acquired Entity or Smith (including Smith d/b/a Smith Engineering), neither the Acquired Entity nor Smith (including Smith d/b/a Smith Engineering) is in violation of any service mark or trade name or registration or application therefor, trademark, trademark registration or application, copyright, copyright registration or application, patent or patent registration or application of any other person. None of the rights of the Acquired Entity or Smith (including Smith d/b/a Smith Engineering) to any such patents, trademarks, trade names, copyrights, designs and any licenses relating thereto will be impaired in any way by the transactions contemplated by this Agreement.

               2.16 Accounts Receivable and Accounts Payable.
The accounts receivable of the Acquired Entity as reflected on the Financial Statements and on Schedule 2.16 and all accounts receivable arising thereafter and prior to the date hereof arose from bona fide transactions in the ordinary course of business and are current and to the best knowledge of Smith and the Acquired Entity after due inquiry, fully collectible, less the applicable allowance for doubtful accounts and subject to year-end adjustments consistent with practices in prior years. No counterclaims or offsetting claims with respect to such accounts receivable are pending or, to the best knowledge of Smith or the Acquired Entity, are threatened. The accounts payable reflected on any Financial Statements and on Schedule 2.16 and all accounts payable arising thereafter and prior to the date hereof arose from bona fide transactions in the ordinary course of business and have been paid or are not yet due and payable.

               2.17 Transactions with Management. The Acquired Entity is not now, nor during the period since April 1993 has been, a party to any contract, lease or commitment with any officer, director or stockholder of the Acquired Entity, nor any "associate" of any such officers, directors or stockholders (as the term "associate" is defined in Rule 405 of the Rules and Regulations promulgated under the Securities Act of 1933) nor are there now, or since April 1993 have there been, any loans outstanding to any of such persons from the Acquired Entity, except as disclosed in Schedule 2.17. In no event shall any such loans be in excess of $130,000 at the Closing, provide for the payment of more than $40,000 at the Closing, or mature prior to five years from the Closing Date.

               2.18 Disclosure. All facts material to the financial condition, assets, business and prospects of the Acquired Entity or Smith (including Smith d/b/a Smith Engineering) have been disclosed (or with respect to facts arising hereafter will be promptly disclosed prior to the Closing
Date) to Wanderlust in writing. No representation or warranty contained in this Agreement, and no statement, certificate, schedule, list or other information furnished by or on behalf of the Acquired Entity or Smith (including Smith d/b/a Smith Engineering) to Wanderlust in connection with this Agreement, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

               2.19 Title to and Condition of Properties. Except as set forth on Schedule 2.19, the Acquired Entity has good and marketable title to all of its tangible and intangible property and assets, including those reflected in the Financial Statements specifically including, but not limited to, software programs (except as such assets have been sold or otherwise disposed of in the ordinary course of business), and such property and assets are subject to no mortgage or security interest, conditional sales contract, charge, lien or encumbrance (except for the lien of current taxes not yet due and payable and such imperfections of title, easements and encumbrances, if any, as are not substantial in character, amount, or extent and do not detract from the value of, or interfere with the present use of the properties subject thereto or affected thereby, or otherwise impair the business operations of the Acquired Entity), and the Acquired Entity has not sold or disposed of any of its property and assets or obligated itself to do so except in the ordinary course of business. Except for such minor defects as are not substantial in character and which do not have a materially adverse effect upon the validity thereof, all material real and personal property leases to which the Acquired Entity is a party, are in good standing, valid and effective, and there is not under any such lease any existing default or event which with notice of lapse of time or both would constitute a default and in respect of which the Acquired Entity has not taken reasonable steps to prevent such a default from occurring, except as set forth on
Schedule 2.19.

               2.20 Taxes. Except as set forth on Schedule 2.20, each of Smith and the Acquired Entity has timely filed all tax returns that are required to have been filed by them prior to the date of this Agreement with appropriate federal, state, country, and local governmental agencies or instrumentalities, and each of said returns correctly reflects the Acquired Entity's and Smith's income and its or his tax liability required to be shown therein. Smith and the Acquired Entity each has paid or established reserves for all income, franchise, and other taxes due by it as reflected on said returns. The provisions for taxes due by the Acquired Entity as shown in the Financial Statements are sufficient for the payment in full of all unpaid federal, state, county, and local taxes in respect of their business and operations for the periods then ended and all prior periods. There is no pending dispute with any taxing authority relating to any of said returns which if determined adversely to the taxpayer corporation would result in the assertion by any taxing authority of any valid deficiency in a material amount for taxes. No federal income tax return of the Acquired Entity has been audited nor are there any pending or threatened audits of such returns.

               2.21 Employees of Smith or Western. Schedule 2.21 contains a true and correct statement of the names, dates of hire, accrued vacation and sick time and current rates of compensation of each employee (whether in the form of salary, bonuses, commissions or other supplemental compensation now or hereafter payable) of Smith and the Acquired Entity. Wanderlust shall have the right to inspect Smith's and the Acquired Entity's personnel and payroll files for all such employees on or prior to the Closing Date, at reasonable times and upon reasonable notice. Neither the Acquired Entity nor Smith has any pension, profit-sharing, option, or other incentive or employee benefit plan (including obligations to or customary arrangements with employees for incentive compensation, allowances, vacation, severance pay or other benefits) except as listed in Schedule
2.21. To the knowledge of Smith and the Acquired Entity, as of the date hereof, (i) all obligations of the Acquired Entity pursuant to the pension plan, if any, were fully funded as to past service benefits under such pension plan, (ii) all accrued payments thereunder had been paid or reserved for, (iii) the pension plan did not have an accumulated funding deficiency, and
(iv) no material liability to the Pension Benefit Guaranty Corporation had been incurred with respect to the pension plan.

               2.22  Bank Accounts and Powers of Attorney.
Schedule 2.22 sets forth a true and complete list of:

               (a)  The name of each bank in which the Acquired
Entity and/or Smith (including Smith d/b/a/ Smith Engineering) have accounts or safe deposit boxes and the names of all persons authorized to draw thereon or have access thereto; and

               (b) Each power of attorney granted by Smith and the Acquired Entity, identifying the nature of the power and the holder or holders thereof.

               2.23  Customers.   Smith and the Acquired Entity
have prepared and have in their possession a list of their customers, and the amounts due by such customers to Smith or the Acquired Entity, which list is substantially true and correct and attached hereto as Schedule 2.23.

               2.24 Brokers. Other than Joe Abrams who is entitled to a fee of up to one percent of the Purchase Price from Wanderlust, and Commercial Scientific, which may be entitled to a commission from Smith, there is no finder, broker, agent, financial advisor or other intermediary who has acted on behalf of Smith or the Acquired Entity in connection with this Agreement or the negotiation or consummation of the Agreement or the transactions contemplated hereby who is entitled to any compensation by Wanderlust.

               2.25 Covenant Not to Compete. Smith covenants and agrees that for five years following the Closing Date (except as may be provided in the Employment Agreement delivered pursuant to
Section 1.5(e)), Smith will not directly or indirectly:

               (i) become a stockholder, partner, employee, associate, owner, agent, creditor, independent contractor, coventurer of or otherwise be interested in or associated with any corporation, firm or business engaged in the same or any similar business competitive with the business now or at any time during such period engaged in by the Acquired Entity in any geographical area in which the Acquired Entity, or any affiliate of the Acquired Entity, now is or may during such period be engaged; or

               (ii) solicit, cause or authorize, directly or indirectly, to be solicited, for or on behalf of himself or third parties, from parties who were within two years prior thereto, or then are, customers of Smith or the Acquired Entity or its subsidiaries, any business similar to the business transacted by him or it with such customer; or

               (iii) accept or cause or authorize, directly or indirectly, to be accepted, for or on behalf of himself or third parties, any such business from any such customer; or

               (iv) solicit or cause or authorize, directly or indirectly, to be solicited for employment for or on behalf of himself or third parties, any persons who were within two years prior thereto employees of the Acquired Entity or its subsidiaries.

               (b) Wanderlust shall be entitled, in addition to any other right or remedy it may have, at law or in equity, to an injunction, without the posting of any bond or other security, enjoining or restraining Smith and third parties, as aforesaid, from any violation or threatened violation of this Section 2.24. If any of the restrictions contained herein shall be deemed to be unenforceable by reason of the extent, duration or geographical scope thereof, or otherwise, then the court making such determination shall have the right to reduce such extent, duration geographical scope thereof, or other provisions hereof and, in its reduced form, this Section 2.25 shall be enforceable in the manner contemplated hereby. It is expressly acknowledged that this covenant is given as part of the consideration for the acquisition of the Acquired Entity by Wanderlust contemplated by this Agreement.

               2.26 Conduct of the Business of Smith and the Acquired Entity Prior to the Closing Date. Smith and the
Acquired Entity agree that at all times after the date hereof and prior to the Closing Date, except as otherwise consented to in writing by Wanderlust:

               (a) the business of Smith and the Acquired Entity shall be conducted only in the ordinary and usual course;

               (b)  shall not (i) amend the Certificates of
Incorporation or By-laws of the Acquired Entity; (ii) change the number of authorized or issued shares of the Acquired Entity; or
(iii) declare, set aside or pay any dividend or other distribution or payment in cash, stock or property.

               (c)  neither Smith nor the Acquired Entity shall
(i) issue, grant, sell or pledge or agree or propose to issue, grant, sell or pledge any shares of, the capital stock of the Acquired Entity; (ii) acquire any assets, other than in the ordinary course of business; (iii) dispose of, encumber or mortgage any assets or properties; (iv) incur any indebtedness for borrowed money, discharge or satisfy any lien or encumbrance or pay any obligation or liability (fixed or contingent), or enter into any other material transaction, other than in the ordinary course of business; (v) waive, release, grant or transfer any rights of value or modify or change in any material respect any existing license, lease, contract or other document; or (vi) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

               (d) Smith shall use his best efforts to preserve intact the business organization of the Acquired Entity, to keep available the services of its present officers and key employees, and to preserve the good will of those having business relationships with him and the Acquired Entity.

               (e)  neither Smith nor the Acquired Entity will
(i) increase the compensation payable or to become payable by them to any employee of Smith or the Acquired Entity, (ii) pay or provide for any bonus, profit sharing, stock option, pension, retirement, deferred compensation, employment or other payment plan, agreement or arrangement for the benefit of employees of Smith or the Acquired Entity except in the ordinary course of the administration of its existing employment agreements and benefit plans, all of the material terms of which heretofore have been disclosed in writing to Wanderlust, (iii) enter into any employment agreement or other contract or arrangement with respect to the performance of personal services which is not terminable without liability by them on thirty days' notice or less or which involves an annual rate of compensation (exclusive of overtime and sales commissions) in excess of $20,000, or (iv) make any loan to, or enter into any other transaction with, any officer, director or stockholder of the Acquired Entity;

               (f) the properties of Smith and the Acquired Entity shall be maintained in customary repair, order and condition, reasonable wear and use excepted, and insurance on such properties and with respect to the conduct of the businesses of Smith and the Acquired Entity shall be maintained in such amounts and of such kinds comparable to the insurance in effect on the date hereof.

          3.   Representations, Warranties and Covenants of
Wanderlust. Wanderlust hereby represents, warrants and covenants to Smith as follows:

               3.1  Organization and Good Standing of Wanderlust.
Wanderlust is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

               3.2  Authority of Wanderlust.   Wanderlust has the
full corporate authority to enter into this Agreement and carry out the terms of this Agreement. Neither the execution nor delivery of this Agreement by Wanderlust, nor performance hereunder will result in a violation or breach of any term or provision nor constitute a default under any indenture, mortgage, deed of trust or other contract or agreement to which Wanderlust is a party. Except as provided herein, in a schedule attached hereto, A.S. Goldmen & Co., Inc., or previously obtained by Wanderlust, no consent of any party to any such agreement or instrument is required for the execution, delivery or performance of this Agreement, and the consummation of the transactions contemplated hereby will not result in a breach of, or give rise to a right of cancellation of, any such agreement or instrument.

               3.3 Material Misstatements or Omissions. No representations or warranties by Wanderlust in this Agreement, nor any document, statement, certificate or schedule furnished or to be furnished Smith pursuant hereto, or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statement of facts contained herein or therein nor misleading.

               3.4 Brokerage and Finder's Fees. Other than Joe Abrams for which it is responsible for a fee of up to 1% of the Purchase Price, Wanderlust has not employed any broker, finder or agent, nor has Wanderlust become in any way obligated for finder's, broker's, agent's or similar fee with respect to the transactions referred to herein.

               3.5  Information Correct and Complete.  All
information contained in the representations and warranties made in this Paragraph 3 by Wanderlust is correct and complete and will be correct and complete on the Closing Date.

               3.6 Address. The address given for Wanderlust in Paragraph 13 is its true and correct primary place of business, and it has no present intention of moving to any other state or jurisdiction.

               3.7 Opportunity to Seek Information. Wanderlust has been given the opportunity to ask questions of, and receive answers from, Smith and the management of the Acquired Entity regarding the terms and conditions of this Agreement, and the transactions contemplated hereby, as well as the affairs of the Acquired Entity and related matters.

               3.8 Capitalization. Wanderlust has the authority to issue 10,000,000 shares of Common Stock and 100,000 shares of Series Preferred Stock. There are currently issued and outstanding 3,763,719 shares of Common Stock. All of the issued and outstanding shares of Wanderlust have been duly authorized and validly issued, and are fully paid and non-assessable and were issued in compliance with all applicable state and federal laws concerning the issuance of securities. A Form 10-KSB Annual Report of Wanderlust for its fiscal year ended June 30, 1996 and its Form 10-QSB Quarterly Report for its calendar quarter ended September 30, 1996 have been delivered to Smith for his review.

               3.9 Wanderlust Shares Duly Authorized. The shares of Common Stock of Wanderlust issued to Smith under this Agreement, when issued in compliance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable, and will be free of any liens or encumbrances. No shareholder of Wanderlust has any right of first refusal or any preemptive rights in connection with the issuance of the Wanderlust Shares.

               3.10 Infusion of Capital. Wanderlust agrees to invest as debt or equity an aggregate of $500,000 into Western, including any amounts advanced to Western prior to Closing.

          4.   Survival of Representations, Warranties and
Covenants. The representations, warranties and covenants contained herein shall survive the delivery, and payment for, the Acquired Stock for 18 months from the Closing Date (except for the representations contained in Section 2.20, which shall survive indefinitely).

          5.   Indemnification.

               5.1  Indemnification by Smith.  Smith hereby
agrees to indemnify and hold harmless Wanderlust, its employees, agents and attorneys against any and all losses, claims, demands, liabilities and expenses (including reasonable legal or other expenses incurred by each such person in connection with defending or investigating any such claims or liabilities, whether or not resulting in any liability to such person) to which any such indemnified party may become subject under the federal securities laws, under any other statutes, at common law or otherwise, insofar as such losses, claims, demands, liabilities and expenses (a) arise out of or are based upon any untrue statement of a material fact made by Smith or the Acquired Entity in this Agreement, or (b) arise out of or are based upon any breach of any representation, warranty or agreement made by Smith or the Acquired Entity herein. The indemnity contained in this Section is limited to the extent that any such losses, claims, demands, liabilities and expenses exceed an aggregate amount of $10,000 up to a maximum of $2,000,000 (excluding the payment of taxes, for which Smith fully indemnifies Wanderlust). The Company shall have the right to receive 100% of the royalties under the License Agreement (instead of 75%) in order to fulfill Smith's indemnification obligation under this Section.

          5.2 Indemnification by Wanderlust. Wanderlust hereby agrees to indemnify and hold Smith harmless against any and all losses, claims, demands, liabilities and expenses (including reasonable legal or other expenses incurred by each such person in connection with defending or investigating any such claims or liabilities, whether or not resulting in any liability to such person) to which any such indemnified party may become subject under the federal securities laws, under any such statutes, at common law or otherwise, insofar as such losses, claims, demands, liabilities and expenses (a) arise out of or are based upon any untrue statement of a material fact made by Wanderlust in this Agreement or (b) arise out of or are based upon any breach of any representation, warranty or agreement made by Wanderlust herein. The indemnity contained in this Section is limited to the extent that any such losses, claims, demands, liabilities and expenses exceed an aggregate amount of $10,000 up to a maximum of $2,000,000.

          6. Fees and Expenses. Each party hereto shall pay all fees and expenses incurred by it incident to the preparation of this Agreement, carrying this Agreement into effect, and the consummation of the transaction contemplated hereby. Western agrees that its outstanding legal fees and expenses at the Closing shall not exceed $45,000 arising out of this transaction or for any other matter.

          7. Representation by Counsel. All parties to this Agreement have been represented by counsel of their own selection, which counsel participated in the drafting of this Agreement. Accordingly, no provision of this Agreement is to be construed against any party by reason that such party drafted such provision.

         8.   Registration Rights.

               8.1  Inclusion of Wanderlust Stock in Public
Offerings. If during the three year period following the date of this Agreement, Wanderlust shall register any shares of Wanderlust Common Stock in a registration statement pursuant to an underwritten public offering (a "Public Offering"), or other offering other than a Form S-8 Registration Statement, Wanderlust will give Smith at least thirty days advance written notice thereof and except as set forth in Paragraph 8.2, include in such registration statement (and any related qualification under Blue Sky laws or other compliance), all shares of Wanderlust owned by Smith and specified by him in a written request sent to Wanderlust within fifteen days after receipt of such written notice from Wanderlust. All costs of such registration shall be borne by Wanderlust.

               8.2 Underwriting. The right to register the Wanderlust Shares shall be pro rata with Catherine Winchester and Richard S. Kalin and shall be subject to a "No objection" letter of any underwriter for such registration.

               8.3 Registration Procedures. In the case of each registration, qualification, or compliance effected by Wanderlust, Wanderlust will keep Smith fully advised in writing as to the initiation of each registration, qualification and compliance and as to the completion thereof. At its expense, Wanderlust will:

               (a) Keep such registration, qualification or compliance effective for a period of 180 days or until Smith has completed the distribution described in the registration statement relating thereto, whichever first occurs; and

               (b) Furnish such number of prospectuses and other documents incident thereto as Smith from time to time may reasonably request.

               8.4  Indemnification.  The respective
indemnification rights of Smith and Wanderlust pursuant to Paragraph 5 of this Agreement shall apply with respect to statements or omissions made by Smith or Wanderlust incident to any registration, qualification or compliance pursuant to this Paragraph 8.

               8.5 Information by Smith. In the event Smith elects that his shares of Common Stock of Wanderlust be included in any registration pursuant to this Paragraph 8, Smith shall furnish to Wanderlust such written information regarding his proposed distribution as Wanderlust may reasonably request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Paragraph 8.

               8.6  Rule 144 Reporting.  In order to facilitate
Smith's potential ability to benefit from certain rules and regulations of the SEC which may permit the sale of the Wanderlust Shares to the public without registration, Wanderlust agrees to use its best efforts to:

               (a) Make and keep public information available, as those terms are understood and defined in Rule 144 under the 1933 Act, at all times; and

               (b) File with the SEC in a timely manner all reports and other documents required of the Acquired Entities under the federal securities laws;

          9.   Conditions to Obligations of the Parties.

               The obligations of Wanderlust under this Agreement are subject to the satisfaction of the following conditions at or prior to the Closing Date:

               9.1 Opinion of Counsel. Smith shall have delivered to Wanderlust the opinion of Clark & Trevithick, counsel to Smith, and the Acquired Entity, dated the Closing Date, and satisfactory to counsel for Wanderlust, to the effect that: (i) this Agreement has been duly executed by Smith and the Acquired Entity and constitutes the legal, valid and binding agreement of Smith and the Acquired Entity enforceable in accordance with its terms, subject to limitations on enforceability imposed by bankruptcy, insolvency, reorganization, moratorium, or similar laws of general application affecting enforcement of creditor's rights, and affecting the availability of equitable remedies;
(ii) all corporate or other proceedings which were required to be taken by Smith and the Acquired Entity to enable Smith or such Acquired Entity to carry out this Agreement have been taken;
(iii) The Acquired Entity is duly incorporated and validly existing under the laws of its state of incorporation, with the corporate power to own or lease and operate its properties and assets and to carry on its business in the manner in which such business is now being conducted, and is duly qualified to do business and in good standing as a foreign corporation in every jurisdiction wherein the character of the real properties owned or leased by it makes such qualification necessary; (iv) all of the issued and outstanding shares of the Acquired Entity have been duly authorized and validly issued, and are fully paid and non-assessable and none of such shares were issued in violation of any preemptive rights of stockholders and when transferred to Wanderlust in accordance with this Agreement shall be owned by Wanderlust free and clear of any liens and encumbrances and Wanderlust shall own 100% of the Acquired Entity; (v) all of the warrants or options to acquire any such shares have been cancelled or exercised; (vi) neither the execution nor delivery of this Agreement nor the consummation of the transactions contemplated herein will result in a violation of any judicial or governmental decree, order or judgment or constitute a default or result in a termination under any material agreement or other instrument to which Smith or the Acquired Entity is a party or by which any of them is bound and which is known to such counsel, and no consent of any party to any such agreement or instrument is required for the execution, delivery or performance of this Agreement; (vii) all of the patents and licenses of Smith (including Smith d/b/a Smith Engineering) have been fully, legally assigned in all respects to Western; (viii) there are no actions, suits or proceedings pending or threatened against Smith or the Acquired Entity in any court, or by or before any arbitrator or governmental agency or authority; (ix) the offer, sale and issuance of the Acquired Stock will not violate the Securities Act of 1933 or the securities laws of any State or jurisdiction; and (x) such other opinions that counsel for Wanderlust may reasonably require from Smith. Counsel for Smith may rely on such other counsel, including patent counsel, in rendering its opinion.

               9.2 Legal Action. There shall not have been instituted or threatened any legal proceeding seeking to prohibit the consummation of the transactions contemplated by this Agreement.

               9.3 Representations Remain Accurate. Smith shall deliver a certificate at the Closing setting forth that the representations and warranties of the Acquired Entity and Smith contained in this Agreement shall be true and correct in all material respects at and as of the Closing as if made at and as of such time, except as affected by transactions contemplated hereby and except to the extent that any such representation or warranty is made as of a specified date in which case such representation or warranty shall have been true and correct as of such date.

               9.4 Options Exercised or Cancelled. All options and all warrants shall have been exercised or cancelled at or prior to the Closing.

               9.5 Employment Agreements Executed. Smith shall, and certain employees of the Acquired Entity (including Mike Cartabinao, Mark Miller and Chris Longpre) shall, have entered into employment agreements in the form attached hereto as Exhibit
9.5 or in a manner satisfactory to Wanderlust.

               9.6 License Agreement. Western and Smith shall have entered into a License Agreement in the form attached hereto as Exhibit 1.5(f) (the "License Agreement"). The License Agreement shall provide for Smith to exclusively license all of its intellectual property for which Smith is receiving royalties, to Western, and for Smith to assign 75% of the proceeds from royalties from such property to Western. Upon Smith receiving $2,000,000 from the 25% of royalties retained by Smith from such properties, Smith shall transfer to Western or its assignee all of his right, title and interest in and to such property and Smith shall have no direct interest in such property thereafter. However, in the event Wanderlust must pay any losses, claims, demands, liabilities and expenses pursuant to Section 5.1, Smith shall reimburse Wanderlust for such amount from any sources including his 25% share of royalty payments from properties licensed pursuant to the License Ageement.

               9.7 Consents. (i) Smith shall obtain any and all consents which may be required pursuant to the terms of each of the license, development and royalty agreements which are licensed by Smith to Western pursuant to Exhibit 1.5(f); and (ii) Smith shall obtain the consent of Western Bank to extend the revolving bank loan in the amount of $250,000, which currently matures on January 15, 1997 until not earlier than January 15, 1998.

               9.8  Payment to Smith at Closing.  At the Closing,
Wanderlust shall cause Western to repay Smith $40,000 in respect of his loans to Western.

               9.9 Refinance Bank Debt. In the event Wanderlust obtains new financing in the amount of $5,000,000 or more, Wanderlust agrees to refinance 50% of the remaining third party debt of Western guaranteed by Smith. In the event Wanderlust obtains new financing in the amount of $10,000,000 or more, Wanderlust agrees to refinance 100% of the remaining third party debt of Western guaranteed by Smith.

          10. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, or twenty-four hours after being sent by standard form of telecommunications, or five days after being mailed (by registered or certified mail, return receipt requested, postage prepaid), in each case addressed as follows (or at such other address for a party as shall be specified by like notice):

               (a)  if to Wanderlust:
               Wanderlust Interactive, Inc.
               462 Broadway
               New York, New York  10007
               Attention:  Ms. Catherine Winchester, CEO

               with a copy sent to

               Richard S. Kalin, Esq.
               Kalin & Banner
               757 Third Avenue-7th Floor
               New York, NY  10017

               If to Smith or the Acquired Entities:

               Mr. Jay Smith III
               5301 Beethoven Street
               Los Angeles, CA  90066

               with a copy sent to:

               Clark & Trevithick
               800 Wilshire Boulevard
               Los Angeles, CA  90017

          11. Assignment. This Agreement may not be assigned by any party hereto without the prior written consent of the other parties hereto.

         12. Miscellaneous. This Agreement may not be amended except by a writing signed by the parties hereto and shall be binding upon and incur to the benefit of the parties, their permitted successors and assigns. Any provision of this Agreement which is unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provision hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. The captions in this Agreement are for convenience only and shall not define or limit any of the terms hereof. This Agreement (including the schedules hereto and instruments referred to herein) constitutes the entire agreement of the parties and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. This Agreement shall be governed by and construed in accordance with the substantive laws of the State of New York without reference to the conflicts of law rules thereof. The parties consent to the jurisdiction of any state or federal court sitting in the Borough of Manhattan in the State of New York and agree that any action arising out of this Agreement or its subject matter may be heard and determined in any such court.
The parties waive any right to trial by jury in any such action. This Agreement may be executed in one or more counterparts which together shall constitute a single agreement.

          13. Access to Properties and Records; Due Diligence. The Acquired Entities and Smith shall afford to Wanderlust and its accountants, counsel and representatives full access during normal business hours throughout the period prior to the Closing of all its properties, books, contracts, commitments and records (including but not limited to tax returns) and, during such period, shall furnish promptly to Wanderlust (i) a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal or state securities laws, and (ii) all other information concerning its business, properties and personnel as Wanderlust may reasonably request.
At any time until 45 days from the date the final schedules pursuant to this Agreement have been delivered to Wanderlust, but in no event after February 5, 1996, Wanderlust shall have the right to terminate this Agreement for any reason, and this Agreement shall be null and void and of no further force and effect. In the event of the termination of this Agreement, Wanderlust will not use or disclose any information obtained from Smith or the Acquired Entities and, upon the Acquired Entities and Smith's request, will cause its representatives to deliver to the Acquired Entities and Smith all documents, work papers and other material and all copies thereof, obtained by Wanderlust or on its behalf from the Acquired Entities and Smith as a result of this Agreement or in connection herewith, whether so obtained before or after the execution hereof, and except to the extent otherwise agreed to in writing by the Acquired Entities and Smith, Wanderlust will use its best efforts to hold such information in confidence until such time as such information is otherwise publicly available.

               IN WITNESS WHEREOF, the parties hereto have executed this Agreement or have caused this Agreement to be duly executed by an officer duly authorized, all as of the date first written above.

                         WANDERLUST INTERACTIVE, INC.

                         By:
                              Catherine Winchester, President




                         Jay Smith III


                         WESTERN TECHNOLOGIES, INC.


                         By:
                              Jay Smith III, President


                         JAY SMITH D/B/A SMITH ENGINEERING



                         By:
                              Jay Smith III, President
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                              EXHIBIT 1.2(b)

     (i) In the event Wanderlust obtains new equity capital of at least $5,000,000, but less than $7,500,000 by July 31, 1997, then Wanderlust shall issue Seller or his designee(s) an aggregate of 200,000 shares of Common Stock of Wanderlust;

     (ii) In the event Wanderlust obtains new equity capital of at least $5,000,000, but less than $7,500,000 by December 31, 1997, then Wanderlust shall issue Seller or his designee(s) an aggregate of 100,000 shares of Common Stock of Wanderlust; or

     (iii) In the event Wanderlust obtains new equity capital of $7,500,000 but less than $10,000,000 by July 31, 1997, then
Wanderlust shall issue Seller or his designee(s) an aggregate of 300,000 shares of Common Stock of Wanderlust;

     (iv) In the event Wanderlust obtains new equity capital of at least $7,500,000, but less than $10,000,000 by December 31, 1997, then Wanderlust shall issue Seller or his designee(s) an aggregate of 150,000 shares of Common Stock of Wanderlust;

     (v) In the event Wanderlust obtains new equity capital of at least $10,000,000, but less than $12,500,000 by July 31, 1997, then Wanderlust shall issue Seller or his designee(s) an aggregate of 400,000 shares of Common Stock of Wanderlust;

     (vi) In the event Wanderlust obtains new equity capital of $10,000,000 but less than $12,500,000 by December 31, 1997, then
Wanderlust shall issue Seller or his designee(s) an aggregate of 200,000 shares of Common Stock of Wanderlust;

     (vii) In the event Wanderlust obtains new equity capital of at least $12,500,000, but less than $15,000,000 by July 31, 1997, then Wanderlust shall issue Seller or his designee(s) an aggregate of 500,000 shares of Common Stock of Wanderlust;

     (viii) In the event Wanderlust obtains new equity capital of $12,500,000 but less than $15,000,000 by December 31, 1997, then
Wanderlust shall issue Seller or his designee(s) an aggregate of 250,000 shares of Common Stock of Wanderlust;

     (ix) In the event Wanderlust obtains new equity capital of $15,000,000 or more by July 31, 1997, then Wanderlust shall issue
Seller or his designee(s) an aggregate of 600,000 shares of Common Stock of Wanderlust; or

     (x) In the event Wanderlust obtains new equity capital of $15,000,000 or more by December 31, 1997, then Wanderlust shall issue Seller or his designee(s) an aggregate of 300,000 shares of Common Stock of Wanderlust.